Exhibit 2

ITEM 7 Information

The securities being reported on by Till Capital Ltd., a Bermuda exempted company, as parent holding company, are owned, or may be deemed to be beneficially owned, by Resource Re Ltd., a Bermuda exempted company and Till Management Co., a Nevada company.